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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         FOR THE MONTH OF DECEMBER 2001

                        --------------------------------

                        COMMISSION FILE NUMBER 000-30744

                               [360NETWORKS LOGO]

                                360networks inc.
                           (Exact name of registrant)

                         1500-1066 WEST HASTINGS STREET,
                          VANCOUVER, BRITISH COLUMBIA,
                                 CANADA V6E 3X1
                    (Address of principal executive offices)

                                  604 681 1994
                         (Registrant's telephone number)

                        --------------------------------


Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F.    Form 20-F |X| Form 40-F | |

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.     Yes | | No |X|

This Form 6-K Report of Foreign Issuer is incorporated by reference into the Registration Statement on Form S-8 of 360networks inc. (Registration No. 333-39774) and the Registration Statement on Form F-3 of 360networks inc. (Registration No. 333-54174).
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INDEX

          NEWS RELEASE ISSUED DECEMBER 17, 2001
          The Company announced the appointment of Scott Lyons as a director of the company.

          NEWS RELEASE ISSUED DECEMBER 20, 2001
          The Company announced that the U.S. Bankruptcy Court has approved the six-month extension of a cash collateral order.

          NEWS RELEASE ISSUED DECEMBER 21, 2001
          The Company announced that the Supreme Court of British Columbia has approved a six-month extension for protection under CCAA.


BASIS OF PRESENTATION

As used in this report, unless the context otherwise indicates, the terms "we," "us," "our" and similar terms, as well as references to "360networks" or the "Company", means 360networks inc.

FORWARD-LOOKING INFORMATION

This document contains forward-looking statements that involve a number of risks and uncertainties. A forward-looking statement is usually identified by our use of certain terminology, including "believes," "expects," "may," "will," "should," "seeks," "pro forma," "anticipates" or "intends" or by discussions of strategy or intentions. This document contains information about management's view of 360networks' future expectations, plans and prospects that constitute forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, the doubt as to 360networks' ability as a going concern, risks associated with efforts to restructure the obligations of 360networks, risks associated with proceedings commenced by 360networks and its subsidiaries under the Companies' Creditors Arrangement Act in Canada and the United States Bankruptcy Code, competitive developments, risks associated with 360networks' growth, regulatory risks, and other factors.

In addition, forward-looking statements depend upon assumptions, estimates and dates that may not be correct or precise and involve known and unknown risks, uncertainties and other factors. Accordingly, a forward-looking statement in this document is not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, you are warned not to rely on the forward-looking statements. Neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. Except for ongoing obligations under securities laws to disclose all material information to investors, we are not undertaking any obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in factors affecting such forward-looking statements, or to publicly announce the results of any changes to our forward-looking statements due to future events or developments.

NEWS RELEASE - DECEMBER 17, 2001

             360NETWORKS APPOINTS SCOTT LYONS TO BOARD OF DIRECTORS

Vancouver - 360networks today announced the appointment of Scott Lyons as a director of the company.

Lyons brings more than 20 years of telecommunications and marine construction experience to the 360networks board. He is currently senior vice-president of the industrial division at Ledcor and president of Urbanlink Holdings Ltd. Between early 1998 and late 2001, Lyons oversaw the submarine systems division of 360networks. Previously, Lyons was the vice-president of Ledcor's marine division and president of Aztech Enterprises.

The other members of the 360networks board are David Lede (chairman), Greg Maffei, Clifford Lede (vice-chairman), Ron Stevenson (vice-chairman), Andrew Rush and Gene Sykes.

The executive officers of 360networks are:

Greg Maffei - president and chief executive officer
Jimmy Byrd - chief operating officer
Vanessa Wittman - chief financial officer
Lin Gentemann - general counsel and secretary

NEWS RELEASE - DECEMBER 20, 2001

               U.S. COURT APPROVES SIX-MONTH EXTENSION
               OF 360NETWORKS' CASH COLLATERAL ORDER

Vancouver - 360networks today announced that the U.S. Bankruptcy Court for the Southern District of New York has approved the six-month extension of a cash collateral order. Yesterday's decision allows the company to continue operating in the United States through July 1, 2002.

The extension of the order was also supported by the company's bank lenders and unsecured creditors' committee.

"This is a very positive development," said Greg Maffei, president and chief executive officer of 360networks. "The approval by our creditors demonstrates their confidence in our efforts to reduce costs and manage our business during this restructuring period."

360networks continues to explore all reorganization options, including a potential acquisition or strategic investment as well as a stand-alone business plan that would require no additional investment. The company plans to make a recommendation to its key creditors early next year.

A hearing is scheduled to take place in the Supreme Court of British Columbia on December 21 to review the six-month extension of an order providing 360networks protection under the Companies' Creditors Arrangement Act (CCAA).

Based on creditor support in the United States hearing and the support of the Canadian court monitor, 360networks expects the Canadian court to approve the extension of the CCAA order.
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NEWS RELEASE - DECEMBER 21, 2001

          SUPREME COURT OF BRITISH COLUMBIA PROVIDES SIX-MONTH EXTENSION TO ORDER ENABLING 360NETWORKS TO RESTRUCTURE

          Vancouver - 360NETWORKS today announced that the Supreme Court of British Columbia has extended to July 2, 2002 the order providing the company protection under Canada's Companies' Creditors Arrangement Act (CCAA) and time to file a plan of reorganization.

          The extension of the order was supported by the Canadian court-appointed Monitor and the company's bank lenders.

          "This is another encouraging step in our restructuring process," said Greg Maffei, president and chief executive officer of 360NETWORKS. "This extension, along with a similar extension in the U.S., allows us to continue operating in North America and provides us sufficient time to explore all reorganization options."

          On December 19, the United States Bankruptcy Court approved the six-month extension of a cash collateral order, which allows the company to operate in the United States through July 1, 2002.



ABOUT 360NETWORKS

360networks offers optical network services to telecommunications and data communications companies in North America. The company's optical mesh fiber network spans approximately 36,000 kilometers (22,000 miles) in the United States and Canada.

On June 28, 2001, the company and several of its operating subsidiaries voluntarily filed for protection under the Companies' Creditors Arrangement Act
(CCAA) in the Supreme Court of British Columbia. Concurrently, the company's principal U.S. subsidiary, 360networks (USA) inc., and 22 of its affiliates voluntarily filed for protection under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York. In October 2001, four operating subsidiaries that are part of the 360atlantic group of companies also voluntarily filed for protection in Canada. Insolvency proceedings for several subsidiaries of the company have been instituted in Europe and Asia.
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FOR MORE INFORMATION ABOUT 360NETWORKS, VISIT WWW.360.NET.

These news releases contain information about management's view of 360networks' future expectations, plans and prospects that constitute forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, the doubt as to 360networks' ability as a going concern, risks associated with efforts to restructure the obligations of 360networks, risks associated with proceedings commenced by 360networks and its subsidiaries under the Companies' Creditors Arrangement Act in Canada and the United States Bankruptcy Code, competitive developments, risks associated with 360networks' growth, regulatory risks, and other factors. 360networks assumes no obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in factors affecting such forward-looking statements.

FOR MORE INFORMATION, PLEASE CONTACT:

Michelle Gagne                                Nancy Bacchieri
Director of corporate communications          Director of investor relations
360networks                                   360networks
604.648.7703                                  206.239.4064
michelle.gagne@360.net                        ir@360.net


                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              360networks inc.


                                              By: /s/ VANESSA WITTMAN
                                                  -----------------------
                                                  Vanessa Wittman
                                                  Chief Financial Officer

DATE: December 21, 2001